Exhibit 12

STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES

WHITNEY HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31
(dollars in thousands)	2007	2006	2005	2004	2003

Net income	$151,054	$144,645	$102,349	$97,137	$98,542
Income tax expense	74,310	69,164	43,007	43,198	46,099
Income before income taxes	$225,364	$213,809	$145,356	$140,335	$144,641

Fixed charges:
Interest on short-term and other borrowings	$33,314	$23,085	$16,534	$6,017	$2,816
Interest within rent expense (1)	3,262	2,510	1,714	1,402	1,325
Fixed charges excluding interest on deposits	36,576	25,595	18,248	7,419	4,141
Interest on deposits	163,000	122,075	64,452	34,665	40,693
Fixed charges including interest on deposits	$199,576	$147,670	$82,700	$42,084	$44,834

Earnings for ratio computation:
Excluding interest on deposits	$261,940	$239,404	$163,604	$147,754	$148,782
Including interest on deposits	$424,940	$361,479	$228,056	$182,419	$189,475

Ratio of earnings to fixed charges:
Excluding interest on deposits	7.16	9.35	8.97	19.92	35.93
Including interest on deposits	2.13	2.45	2.76	4.33	4.23

(1) Estimated to be one-third of rent expense.